UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR OCTOBER 30, 2001

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                              LOCALIZA SYSTEM LTDA.
                     PRIME PRESTADORA DE SERVICOS S/C LTDA.
                    LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563
                            Funcionarios 30150 - 902
                      Belo Horizonte, Minas Gerais, Brazil

                      -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)
                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

Localiza Rent a Car S.A . and subsidiaries
1. Consolidated Balance Sheets - September 30,2000 and 2001
2. Consolidated Statements of Income for the nine months ended September 30, 2000 and 2001
3. Summary Financial Data by Business Segment for the nine months ended September 30, 2000 and 2001
4. Selected Historical Financial and Other Data - 3Q2000, 3Q2001, nine months ended September 30, 2000 and nine months ended September 30, 2001
5. Reclassification of Certain Financial Statement Itens

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                  BALANCE SHEETS - SEPTEMBER 30, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )

                                                          September 30,
                                                      ---------------------
                                                        2000          2001
                                                      --------      -------
CURRENT ASSETS:

Cash and cash equivalents                               35,992       39,608

Marketable securities                                   77,551       67,223

Accounts receivable, net                                32,588       48,670

Revenue-earning vehicles, net                          135,081      197,646

Deferred income and social contribution taxes                -        6,919

Other                                                   19,726       22,521
                                                       -------      -------
                                                       300,938      382,587
                                                       -------      -------
NONCURRENT ASSETS:

Revenue-earning vehicles, net                           68,564       98,724

Escrow deposits                                         14,609       17,579

Receivables from related parties                         1,456           77

Deferred income and social contribution taxes           10,847        7,295

Compulsory loans                                         2,063        1,869

Other                                                    3,463        1,913
                                                       -------      -------
                                                       101,002      127,457
                                                       -------      -------


PROPERTY AND EQUIPMENT, NET                             7,571        10,562
                                                       ------        ------

GOODWILL                                                    -         5,378
                                                      -------       -------

                                                      409,511       525,984
                                                      =======       =======

                  LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                  BALANCE SHEETS - SEPTEMBER 30, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                          September 30,
                                                     ----------------------
                                                       2000           2001
                                                     --------       -------
CURRENT LIABILITIES:

Loans and financing                                     3,295        14,798

Current portion of long-term debt                       9,396        13,614

Accounts payable                                       23,355         7,073

Payroll and related charges                             6,727         7,068

Income and social contribution taxes                   15,187        14,225

Taxes, other than on income                             1,236         1,210

Advances from customers                                   863           167

Other                                                   1,999         2,695
                                                       ------        ------
                                                       62,058        60,850
                                                       ------        ------

NONCURRENT LIABILITIES:

Long-term debt                                        184,370       267,130

Reserve for contingencies                              21,473        27,259

Deferred income and social contribution taxes             585         3,903

Other                                                     435            13
                                                      -------       -------
                                                      206,863       298,305
                                                      -------       -------

MINORITY INTEREST                                         100           117


SHAREHOLDERS' EQUITY

Capital stock                                         106,303       122,923

Accumulated earnings                                   32,431        42,492

Other comprehensive income                              1,756         1,297
                                                      -------       -------
                                                      140,490       166,712
                                                      -------       -------

Total liabilities and shareholders' equity            409,511       525,984
                                                      =======       =======

                   LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                Nine months ended September 30,
                                                ------------------------------
                                                     2000           2001
                                                    -------        -------
NET REVENUES:


Car  rental                                          73,533         94,310

Fleet management                                     71,134         85,129

Franchising                                           4,540          4,160

Used car sales                                       62,661        101,355
                                                    -------        -------
   Total net revenues                               211,868        284,954
                                                    -------        -------


EXPENSES AND COSTS:

Direct operating                                   (42,394)       (55,423)

Cost of used car sales                             (44,940)       (77,868)

Selling, general and administrative                (27,638)       (34,739)

Depreciation of vehicles                           (35,694)       (28,357)

Other depreciation and amortization                 (2,219)        (1,853)
                                                   -------        -------
   Total operating expenses and costs             (152,885)      (198,240)
                                                   -------        -------

Operating income                                    58,983         86,714

FINANCIAL EXPENSE, NET                             (13,170)       (46,299)

GOODWILL AMORTIZATION                                  (98)          (825)

OTHER NONOPERATING INCOME, NET                           6          4,566
                                                    ------         ------

Income before taxes and minority interest           45,721         44,156
                                                    ------         ------

INCOME AND SOCIAL CONTRIBUTION TAXES               (15,324)       (13,904)
                                                    ------        -------

Net income before minority interest                 30,397         30,252


MINORITY INTEREST                                      (67)          (22)
                                                    ------        ------

Net income                                          30,330        30,230
                                                    ======        ======
OTHER COMPREHENSIVE INCOME:

   Unrealized gains on marketable securities             -        (1,510)

   Deferred income tax on unrealized gains               -           377
                                                     -----        ------
   Other comprehensive income                            -        (1,133)
                                                     -----        ------
      Comprehensive income                          30,330        29,097
                                                    ======        ======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )


                                           Nine months ended September 30,
                                           ------------------------------
                                               2000            2001
                                              ------         -------
      NET REVENUES:

      Car rental                               73,533         94,310

      Fleet management                         71,134         85,129

      Franchising                               4,540          4,160

      Used car sales                           62,661        101,355
                                              -------        -------
                                              211,868        284,954
                                              -------        -------


      DEPRECIATION:

      Car  rental                             (13,112)       (10,586)

      Fleet management                        (22,582)       (17,771)

      Other                                    (2,219)        (1,853)
                                               ------         ------
                                              (37,913)       (30,210)
                                               ------         ------


      OPERATING INCOME (LOSS):

      Car  rental                              23,607         36,996

      Fleet management                         29,921         43,304

      Franchising                               1,774            870

      Used car sales                           12,856         15,079

      Corporate expenses                       (6,956)        (7,682)

      Other depreciation                       (2,219)        (1,853)
                                               ------         ------
                                               58,983         86,714
                                               ------         ------


      OPERATING MARGIN:

      Car  rental                                32.1%         39.2%

      Fleet management                           42.1%         50.9%

      Franchising                                39.1%         20.9%

      Used car sales                             20.5%         14.9%

      Total                                      27.8%         30.4%

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                                                                  9 months       9 months
                                                                                   ended          ended
                                                                                September 30,  September 30,
                                                         3 Q 2000   3 Q 2001       2000            2001
                                                         --------   --------    ------------   -------------
STATEMENT OF OPERATIONS DATA:

Net revenues:
  Car rental                                               25,542     33,615        73,533         94,310
  Fleet management                                         25,309     29,758        71,134         85,129
                                                           ------     ------       -------        -------
    Total vehicle rental                                   50,851     63,373       144,667        179,439

  Used car sales                                           23,424     37,402        62,661        101,355
  Franchising                                               1,483      1,373         4,540          4,160
                                                           ------    -------       -------        -------
Total net revenues                                         75,758    102,148       211,868        284,954

Direct operating costs and expenses:
  Car rental                                               (8,522)   (10,481)      (25,484)       (32,401)
  Fleet management                                         (4,675)    (7,062)      (14,144)       (19,838)
                                                           ------     ------        ------         ------
    Total vehicle rental                                  (13,197)   (17,543)      (39,628)       (52,239)
  Franchising                                              (1,000)    (1,119)       (2,766)        (3,184)
  Cost of used car sales                                  (16,457)   (30,801)      (44,940)       (77,868)
                                                          -------    -------       -------       --------
Total direct operating costs and expenses                 (30,654)   (49,463)      (87,334)      (133,291)
                                                          -------    -------       -------        -------
Gross profit                                               45,104     52,685       124,534        151,663

Selling, general and administrative expenses:

  Adverstising, promotion and selling:
    Car rental                                             (4,245)    (5,397)      (11,330)       (14,327)
    Fleet management                                       (1,906)    (1,798)       (4,487)        (4,216)
    Used car sales                                         (1,766)    (3,401)       (4,865)        (8,408)
    Franchising                                                 -        (44)            -           (106)
                                                           ------     ------        ------         ------
      Total adverstising, promotion and selling            (7,917)   (10,640)      (20,682)       (27,057)

  General and administrative expenses                      (1,988)    (2,636)       (6,656)        (7,403)

  Other                                                       (92)      (134)         (300)          (279)
                                                            -----     ------        ------         ------
Total selling, general, administrative and other expenses  (9,997)   (13,410)      (27,638)       (34,739)

Depreciation expenses:
  Vehicle depreciation expenses:
    Car rental                                             (5,598)    (6,627)      (13,112)       (10,586)
    Fleet management                                       (8,142)    (3,695)      (22,582)       (17,771)
                                                           ------     ------        ------         ------
      Total vehicle depreciation expenses                 (13,740)   (10,322)      (35,694)       (28,357)

  Non-Vehicle depreciation and amortization expenses         (716)      (715)       (2,219)        (1,853)
                                                           ------      -----        ------         ------
Total depreciation expenses                               (14,456)   (11,037)      (37,913)       (30,210)
                                                          -------     ------       -------        -------
Operating income                                           20,651     28,238        58,983         86,714

Financial Interest:
   Expense                                                 (5,762)    (8,631)      (17,527)       (23,977)
   Income                                                   4,502      7,743        12,158         17,051
   Reversal of compulsory loans, net                            -       (194)       (3,473)          (194)
   Tax on financial revenues                                 (228)      (743)         (102)        (1,591)
   Monetary variation and exchange loss                    (4,193)   (35,911)       (6,369)       (63,500)
   Monetary variation and exchange gain                     1,752     12,658         2,143         25,912
                                                           ------     ------        ------        -------
      Financial interest (expense) income, net             (3,929)   (25,078)      (13,170)       (46,299)

Goodwill amortization                                         (33)      (319)          (98)          (825)

Non-Operating income, net                                      (5)        18             6          4,566
                                                           ------     ------        ------         ------
Income before taxes                                        16,684      2,859        45,721         44,156

Income and social contribution taxes                       (5,755)    (2,439)      (15,324)       (13,904)

Minority interest                                             (18)        (5)          (67)           (22)
                                                           ------      -----        ------         ------
Net income                                                 10,911        415        30,330         30,230
                                                           ======      =====        ======         ======


                                                                                  9 months       9 months
                                                                                   ended          ended
                                                                                September 30,  September 30,
STATEMENT OF OPERATIONS DATA                              3 Q 2000   3 Q 2001      2000            2001
                                                          --------   --------   ------------   -------------

OTHER DATA :

EBITDA                                                     35,107     39,275        96,896        116,924

Vehicle Depreciation Expense                              (13,740)   (10,322)      (35,694)       (28,357)
                                                          -------     ------       -------         -------
Adjusted EBITDA                                            21,367     28,953        61,202         88,567
                                                           ======     ======        ======         ======





             Reclassification of Certain Financial Statement Items

In order to conform with the presentation in the 2001 financial statements, certain amounts in Localiza's results of operations for 2000 have been reclassified.

1 - Reclassification of 3Q2000 and nine months ended September 30, expenses related to voice and data transmission from General and Administrative Expenses to Car Rental Direct Operating Costs in the amount of R$321 and R$998 respectively and to Used Car Sales, advertising promotion and selling in the amount of R$31 and R$94 respectively.

2 - Reclassification of 3Q2000 and nine months ended September 30, expenses related to goodwill amortization from Other selling, general and administrative expenses to Goodwill amortization in the amount of R$33 an R$98 respectively.

3 - Reclassification of nine months ended September 30, expenses related to compulsory loans from Financial Interest Expenses to Reversal of compulsory loans, net in the amount of $3,473.

4 - Reclassification of 3Q2000 and nine months ended September 30, amounts related to hedging instruments from Financial Interest Espenses to Monetary variation and exchange loss in the amount of R$367 and R$883 respectively.



                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )



                                                                                  9 months       9 months
                                                                                   ended          ended
                                                                                September 30,  September 30,
                                                          3 Q 2000     3 Q 2001      2000            2001
SELECTED OPERATING DATA:                                  --------     -------- ------------   -------------

Fleet at end of period:
  Car Rental                                                6,334         9,582        6,334           9,582
  Fleet Management                                          9,790        12,372        9,790          12,372
                                                           ------        ------       ------          ------
    Total                                                  16,124        21,954       16,124          21,954


Average Operating Fleet Age (months)                         10.7          11.3          9.7            11.4

Number of Rental Days:
  Car Rental                                              373,163       572,317    1,074,996       1,495,368
  Rental Days to Total Fleet's replacement service         (6,019)       (5,639)     (18,458)        (17,134)
                                                          -------     ---------    ---------       ---------
    Total                                                 367,144       566,678    1,056,538       1,478,234
  Fleet Management                                        849,000     1,005,540    2,413,290       2,879,310

Utilization Rates:
  Car Rental                                               76.41%        75.82%       75.11%          72.33%
  Fleet Management                                         99.12%        96.80%       98.69%          97.43%

Numbers of Cars Purchased:
  Car Rental                                                1,652         2,266        3,177           5,203
  Fleet Management                                            517         1,566        3,087           4,005
                                                            -----         -----        -----           -----
Numbers of Cars Purchased Total                             2,169         3,832        6,264           9,208

Average Purchase Price                                      16.53         16.71        15.93           16.15

Total Investment in Fleet                                35,850.9      64,016.4     99,802.5       148,718.6

Numbers of Cars Sold:
  Car Rental                                                1,234         1,554        2,964           4,539
  Fleet Management                                            334         1,171        1,391           2,421
                                                            -----         -----        -----           -----
Numbers of Cars Sold Total                                  1,568         2,725        4,355           6,960

Average Car Price                                           14.39         13.30        13.95           14.07

Depreciation per car                                      3,707.0       2,090.8      3,333.1         2,041.6

Average Annual Revenue per Owned
 Car in Operation:
  Car Rental                                             19,140.9      16,254.6     18,804.6        16,649.7
  Fleet Management                                       10,616.4      10,130.4     10,465.6        10,264.7

Average Rental Revenue per Rental
 Car per Day:
  Car Rental (deducted Total Fleet's replacement service)   69.57         59.32        69.60           63.80
  Fleet Management                                          29.75         29.07        29.46           29.27